07021495

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

February 27, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2007
WASH. D.C.
185

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 31	February 27, 2007	Letter Enclosing Notice published in the newspapers regarding completion of dispatch of notice of postal ballots.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

PROCESSED
MAR 0 7 2007
THOMSON
FINANCIAL

Dw 3/6

Reliance
Industries Limited
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai 400 021
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

February 27, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Postal Ballot – Issue of Warrants on Preferential Basis

We wish to inform you that the Company has completed the dispatch of Postal Ballot to its Members on February 27, 2007. Notice, in this regard, has been published in the following newspapers on February 28, 2007:

1. Times of India – All India Edition – in English
2. Navshakti – Mumbai Edition – in Marathi

We send herewith three (3) copies each of the above Notice for your perusal and records.

Thanking you.

Yours faithfully,
For **Reliance Industries Limited,**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

THE TIMES OF INDIA, MUMBAI **
WEDNESDAY, FEBRUARY 28, 2007

Reliance
Industries Limited
Growth is Life

Regd. office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

NOTICE OF POSTAL BALLOT

The Company has completed the despatch of notice of Postal Ballot to its members on February 27, 2007, along with the Postal Ballot Form and a self-addressed reply envelope in relation to a Special Resolution under Section 81(1A) of the Companies Act, 1956 seeking consent of the members to the resolution as set out therein.

Members are requested to note that the postal ballot forms duly completed and signed, should reach the Scrutinizer not later than March 29, 2007. All postal ballot forms received after the said date will be treated as if the reply from such members has not been received.

Members who do not receive the notice and postal ballot form may request Company's Registrar and Share Transfer Agents, M/s Karvy Computershare Private Limited, at 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad 500 034 for a duplicate postal ballot form.

For Reliance Industries Limited
Sd/-
Place : Mumbai S. Sudhakar
Dated : February 27, 2007 Asst. Vice President – Corporate Secretarial

www.ril.com

नवशक्ति, मुंबई, बुधवार, २८ फेब्रुवारी २००७

Reliance
Industries Limited
Growth is Life

नोंदणीकृत कार्यालय: ३रा मजला, मेकर चेंबर्स ४, २२२ नरिमन पॉईंट, मुंबई ४०० ०२१

टपालाने मतदानाची सूचना

कंपनी कायदा, १९५६ चे कलम ८१ (१ अ) च्या अनुषंगाने एका विशेष ठरावाबद्दल सभासदांची मान्यता मागणारी टपालाने मतदानाची सूचना, टपाल मतपत्रिका प्रपत्र आणि उत्तरासाठी स्वतःचा पत्ता लिहीलेला लिफाफा यांच्या सहित सभासदांना पाठविण्याचे काम, कंपनीने, २७ फेब्रुवारी, २००७ रोजी पूर्ण केले आहे.

योग्य रितीने पूर्ण भरलेली आणि सही केलेली टपाल मतपत्रिका प्रपत्रे २९ मार्च, २००७ पर्यंत स्कुटिनायझरकडे पोहोचली पाहिजेत याची सभासदांनी कृपया नोंद घ्यावी. या तारखेनंतर प्राप्त झालेल्या सर्व टपाल मतपत्रिका म्हणजे त्या सभासदांकडून उत्तर मिळाले नाही असे समजण्यात येईल.

ज्या सभासदांना सूचना आणि टपाल मतपत्रिका प्रपत्र मिळालेले नाही, ते सभासद, कंपनीचे रजिस्ट्रार आणि शेअर ट्रान्सफर एजंटस्, मे. कार्वी कॉम्प्युटरशेअर प्रायव्हेट लिमिटेड यांना, टपाल मतपत्रिका प्रपत्राच्या दुसऱ्या प्रतीसाठी, ४६, अव्हेन्यु ४, स्ट्रीट क्र. १, [illegible] हिल्स, [illegible] ५०० ०३४ येथे विनंती करू शकतात.

रिलायन्स इंडस्ट्रिज लिमिटेडसाठी
सही/-
एस. सुधाकर
असिस्टंट व्हाइस प्रेसिडेंट-कॉर्पोरेट सेक्रेटेरिएट

स्थळ : मुंबई
दिनांक : २७ फेब्रुवारी, २००७

www.ril.com

END